Henkel

A Brand like a Friend

02 NOV 12 AM 10:45

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02055846

SUPPL

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message

Datum
2002-11-05

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release of October 31, 2002 "Expansion to Yugoslavia – Henkel acquires majority of the largest Serbian detergent producer".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

Nicolas Kühn

dlw 11/15

Encl.

Henkel

A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press releases, which we just distributed to the media worldwide.

With my very best regards

Ernst Primosch

Press Release

Expansion to Yugoslavia

Henkel acquires majority of the largest serbian detergent producer

Henkel Central Eastern Europe in Vienna (Henkel CEE) has acquired a majority stake in Merima, the largest Serbian manufacturer of detergents and soaps. The transaction is effective October 31, 2002. Located in the town of Krusevac, Merima produces detergents and cleansers as well as body care products, employing a work force of 1160 people.

Vienna, Austria, Krusevac, Serbia – Henkel CEE has acquired from the Repubic of Yugoslavia a 70 percent stake in Serbian detergent manufacturer Merima at a purchase price of 14.4 million Euro. The remaining 30 percent of the company is in the hands of Merima employees and a state-owned fund. The company, established in 1839, currently employs 1,160 people, achieving revenues of 39 million Euro in the year 2001. The new enterprise will operate under the name "Henkel Merima."

"Our future-oriented expansion to Serbia aims to further strengthen Henkel's market position in Central and Eastern Europe and ensure ongoing growth", says Mr. Friedrich Stara, President of Henkel Central Eastern Europe. Henkel already has 4,400 employees (including Merima) in 15 countries in the CEE region, achieving 2001 revenues of 746 million Euro.

"Serbia and its 10 million inhabitants is an important market for Henkel CEE," Mr. Stara continues. "Furthermore, the company is centrally located in a region with 55 million people. For these reasons, there are large-scale opportunities for us to export to neighboring countries." At present, Henkel operates five detergent manufacturing facilities in Central and Eastern Europe. Henkel-Merima will cover the southern part of the CEE region.

The product line of the Serbian company will encompass both regional brand-name products and international Henkel brands.

"Henkel - A Brand like a Friend" - is a leading provider of brand name products and technologies that make people's lives easier, better and more beautiful. The branded business sectors are Laundry/Home Care, Cosmetics/Toiletries as well as Consumer

and Craftsmen Adhesives. Henkel Technologies includes Industrial Adhesives, Engineering Adhesives and Surface Technologies. The Company operates in more than 75 countries. In the first half of 2002, Henkel Group generated sales of 4.9 billion Euro and an operating profit (EBIT) of 330 million Euro. A total of 46,818 employees work for Henkel on a world-wide basis.

Contact.:

Henkel Group
Europe
Corporate Communications
Lars Witteck
Phone: ++49-211-797-2606
Fax: ++49-211-798-4040
lars.witteck@henkel.com
http://www.presse.henkel.com

Henkel Central Eastern
Sabine Schauer
Phone: ++43-1-711042253
Fax: ++43-171104-2650
sabine.schauer@henkel.com
http://henkel-cee.com

Presseinformation